Exhibit I
Mr. Samir Bhatia, Group Head — Corporate Banking has resigned from the services of the Bank. Mr. Harish Engineer, Group Head — Wholesale Banking, who was heading the Corporate Banking portfolio prior to 2002 would be taking over the responsibility of Corporate Banking in addition to his current responsibility of the Financial Institutions Group business.